

September 13, 2010

<u>Via U.S. Mail and Facsimile</u>

David P. Gardner
Executive Vice President and Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, NY 14604

> **Re: Home Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for period ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 1-13136**

Dear Mr. Gardner:

We have reviewed your filings and have the following comment. Please be advised that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

DEFINITIVE PROXY ON SCHEDULE 14A FILED MARCH 30, 2010

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Annual Incentive Awards, page 20</u>

1.   We note your response to comment 6 of our letter dated July 8, 2010. Please tell us how the number of bonus units, which are multiplied to each officer's bonus factor, was determined. Disclose the ceiling and the floor and how the bonus units are assigned based on FFO and NOI results. As applicable, please include similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Duc Dang, Senior Counsel, at 202.551.3386 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief